EXHIBIT C

                         SCHEDULE II


          The following is material contained in DI's preliminary proxy materials filed with the SEC on November 30, 1994 with respect to DI's strategy for the Issuer as of November 29, 1994.

The Distribution

          In connection with the restructuring and recapitalization of the Issuer (the "Restructuring and Recapitalization"), the Issuer's equity interest in Fidelity was reclassified into 4,202,243 shares of Fidelity's non-voting Class B Common Stock (the "Fidelity Class B Stock"), representing approximately 16.18% of the outstanding shares of Fidelity.

          DI believes that, to maximize value for all stockholders and establish the stockholders' direct investment in Fidelity, the Board should effect a pro rata distribution of the shares of Fidelity currently held by the Issuer to the stockholders of the Issuer (the "Distribution") as soon as practicable after March 31, 1995. DI believes that the value of such shares of Fidelity are being discounted by the market due to the operation of the Issuer as a real estate company, wherein such shares are mixed with the Issuer's real estate assets.
While there is not an active market for Fidelity shares, which are currently unregistered, DI has been informed by J.P. Morgan Securities Inc., the principal market maker for the Fidelity voting Class A Common Stock (the "Fidelity Class A Stock") (into which the Fidelity Class B Stock is automatically convertible upon transfer by the Issuer to an unaffiliated party) that since the offering of Fidelity common stock at $5.25 per share pursuant to the Restructuring and Recapitalization, the Fidelity Class A Stock has traded between $4.88 and $5.75 per share. These prices would be equal to approximately $3.07 to $3.62 per share of Common Stock (on a primary basis, not including as outstanding shares of Common Stock issuable upon conversion of the New Preferred Stock issued to Craig). DI therefore believes that the shares of Fidelity would be more valuable to the stockholders of the Issuer if held by them directly, as opposed to being held by the Issuer.

          If elected, the Dillon Nominees intend to fix a record date for the Distribution as soon as practicable after March 31, 1995 and distribute to each holder of shares of Common Stock on such record date, on a pro rata basis, shares of Fidelity. As a result of the Distribution, stockholders of the Issuer would hold shares in both the Issuer and Fidelity.

          All stockholders of the Issuer would likely receive shares of Fidelity Class A Stock as a result of the Distribution. Currently, the Issuer holds shares of Fidelity Class B Stock. However, the terms of the Fidelity Class B Stock provide that such shares will automatically be converted into shares of Fidelity Class A Stock when they are received by any person who is not a holder of at least 5% or more of Fidelity's outstanding common stock or a member of a "group" under Section 13(d) of the Securities Exchange Act of 1934, as amended, which holds at least 5% or more of Fidelity's outstanding common stock (collectively, a "Fidelity 5% Holder"). In addition, the terms of the Fidelity Class B Stock provide that all shares of Fidelity Class B Stock will automatically be converted into shares of Fidelity Class A Stock at such time as all shares of Fidelity Class B Stock represent less than 10% of the outstanding common stock of Fidelity on a fully diluted basis. Since the Fidelity Class B Stock currently represents approximately 16.18% of the outstanding fully diluted common stock of Fidelity and since, according to the Issuer's preliminary proxy materials and Fidelity's offering materials in the Restructuring and Recapitalization, less than 25% of the Issuer's stockholders could be considered Fidelity 5% Holders, the Distribution would likely cause all stockholders of the Issuer to receive Fidelity Class A Stock. The preferences and privileges of the Fidelity Class A Stock and the Fidelity Class B Stock are the same except with respect to voting rights and conversion rights.

          The exact timing and details of the Distribution will depend on a variety of factors and legal requirements, including determination by the Dillon Nominees that the Fidelity shares received in the Distribution by the Issuer's stockholders (other than affiliates, if any, of Fidelity) will be freely transferable. This may require registration of the Fidelity shares pursuant to existing registration rights for such shares, which rights are not exercisable by the Issuer until March 31, 1995 (the date on which Fidelity's Report on Form 10-K for the fiscal year ended December 31, 1994 is due). If for any reason Fidelity were not to honor such registration rights in accordance with their terms, the Distribution could be delayed until such registration is effected. In addition, the Issuer has indicated that Fidelity shares currently are required to trade in minimum blocks of 100,000 shares. Such restriction will expire upon the filing of Fidelity's Annual Report on Form 10-K for the year ended December 31, 1994, which is due no later than March 31, 1995.

          Notwithstanding their present belief that the Distribution would maximize stockholder value, in the event that the Dillon Nominees, following their election and after careful review of then available information, were to determine, pursuant to the exercise of their fiduciary duties, that stockholder values would be maximized by other alternatives, such as a block or other sale of the Fidelity shares and distribution of the net proceeds to the Issuer's stockholders, the Dillon Nominees would pursue such alternatives.

Real Estate Sales

          As set forth above, DI's investment of over $3.8 million in the Issuer was not made for the purpose of investing in a real estate company. DI also believes that most of the Issuer's other stockholders did not intend to invest in a real estate company. Based upon statements made by the Issuer in its Quarterly Report on Form 10-Q for the period ended June 30, 1994
(the "Form 10-Q"), DI believes that the Issuer's real estate assets (including assets on which the Issuer holds purchase options) have a market value in excess of their purchase price or option exercise price(Footnote 1). Therefore, DI believes that, to maximize stockholder value, the Board should effect an orderly sale of the real estate assets of the Issuer at the best available price (the
"Real Estate Sales"). The timing of the Real Estate Sales will be determined after consideration of all relevant factors, including detailed information then available regarding the status of the properties and the condition of the relevant property markets at that time, in order to maximize proceeds to the Issuer and its stockholders.

________________
(Footnote 1)
The Form 10-Q states that with "active management and certan capital expenditures, the [Issuer's] owned properties "if sold on an individual basis, could be worth more than [the Issuer] purchased them for in [connection with the Restructuring and Recapitalization], but there can be no assurance on this point."  In addition, the Form 10-Q states that the value of the options could be "up to $3 million above the exercise price of [the options], before costs the [Issuer] would incur in connection with the exercise, which may be significant." The terms of the options indicate that they are transferable prior to exercise.
________________


The Dissolution

          Following the consummation of the Distribution and the Real Estate Sales, the Dillon Nominees intend to dissolve and liquidate the Issuer as promptly as practicable (the "Dissolution"). DI's recommendation to effect the Dissolution is based on its determination that no reasonable business alternatives will exist for the Issuer following the Distribution and the Real Estate Sales. Therefore, DI believes that, at such time, the Dissolution is the most appropriate course of action.

          In the Dissolution, the Issuer will take all necessary steps to dissolve pursuant to the provisions of the DGCL, including the filing of a Certificate of Dissolution with the Delaware Secretary of State. Upon such a filing, the Issuer will cease business operations. The Issuer's corporate existence will continue thereafter, but solely for the purpose of liquidating any remaining assets, winding up its business affairs, paying its liabilities and distributing any cash remaining to stockholders.

          The exact timing and details of the Distribution, the Real Estate Sales and the Dissolution will depend on a variety of factors and legal requirements. DI and the Dillon Nominees can give no assurance that the Distribution, the Real Estate Sales and the Dissolution will each be consummated or as to the timing of such events if they are consummated. Although the Dillon Nominees currently intend to propose the Distribution, the Real Estate Sales and the Dissolution generally on the terms described above, it is possible that, as a result of substantial delays in the ability of the Dillon Nominees to effect such transactions, information hereafter obtained by the Dillon Nominees, changes in general economic or market conditions or in the business of the Issuer or other presently unforeseen factors, the Distribution, the Real Estate Sales and the Dissolution may not be so proposed, or may be delayed or abandoned (whether before or after stockholder authorization or consent). Although it has no current intention to do so, the Dillon Nominees expressly reserve the right to propose the Distribution, the Real Estate Sales and the Dissolution on terms other than described above, if they, in the exercise of their fiduciary duties, believe such action to be appropriate.

Valuation

          While RHD has from time to time publicly expressed his views as to potential ranges of values for the shares of Common Stock, neither DI nor any of the Dillon Entities has conducted any formal valuation or liquidation analyses with respect to the Issuer or its properties, and neither DI nor any of the Dillon Entities is able to accurately determine or predict the value of the amounts which would be received by the Issuer's stockholders pursuant to the Distribution, the Real Estate Sales and the Dissolution.

Potential Adverse Consequences

          DI is not aware of any adverse consequences to the Issuer with respect to its proposed strategy other than with respect to triggering change of control provisions installed by Craig in a line of credit agreement between the Issuer and Craig
(the "Craig Line of Credit") and the New Preferred Stock(Footnote 2). DI does not believe the other adverse consequences discussed in the Issuer's preliminary proxy materials are applicable or would foreclose such strategy. Specifically, DI has stated that any distribution of Fidelity shares to stockholders would only be of freely transferable shares and would occur after March 1995 when registration rights would be available and the current restriction on market trading in 100,000 share blocks would have terminated. DI also has indicated that the Dillon Nominees intend to exercise their fiduciary duties in maximizing stockholder values and would consider alternatives to the Distribution such as a block sale of the Fidelity shares and a distribution of the proceeds if this were to be in the best interest of all stockholders. The Dillon Nominees further intend to conduct an orderly sale of the Issuer's real estate properties in order to maximize the sales proceeds to the Issuer. DI believes the Issuer can realize the value of the real estate options held by the Issuer through the sale of such options, which are all transferable prior to exercise. Finally, in formulating its proposed strategy, DI considered the Issuer's disclosed liabilities, including its liability of up to $3.9 million to Fidelity, and any plan of dissolution recommended by the Dillon Nominees would, as required by Delaware law, take into account all liabilities of the Issuer.

__________________
(Footnote 2)
The election of the Dillon Nominees would, depending upon whether the issuance of the New Preferred Stock is invalidated, pursuant to the
Delaware Litigation or otherwise, either permit Craig to accelerate its original $6.2 million loan to the Issuer or to accelerate the remaining $950,000 loan and require the Issuer to repurchase the New Preferred Stock at a premium, for a total cost to the Issuer of $6.2 million plus accrued dividends of 3% per annum plus a premium of approximately $39,000 per month, pro rated, from the date of issuance to the date of redemption of the New Preferred Stock. Although DI has not approached any financing sources with respect to the Issuer's obtaining funds to enable it to meet such obligations, DI believes that financing, secured by such assets, would be available, based upon the fact that Craig was willing to supply the Craig Line of Credit and the Issuer's statement with respect to its real estate assets in the Form 10-Q, although there can be no assurance on this point. To DI's knowledge, the Issuer has only one employment agreement outstanding, a two-year contract with its President, Steve Wesson, for $225,000 per year expiring in August 1996, and such contract does not terminate upon a change of control of the Issuer. DI is not aware of any other costs which would be occasioned by a change of control of the Issuer.
__________________





Stockholder Vote

          Pursuant to Section 271 and Section 275 of the Delaware General Corporation Law (the "DGCL"), respectively, the approval of stockholders owning a majority of the outstanding stock of the corporation entitled to vote thereon is required to effect a sale of substantially all of the assets, or a dissolution, of such corporation. The Dissolution will require a vote pursuant to
Section 275 of the DGCL. Whether the Distribution and/or the Real Estate Sales will require stockholder approval may depend upon the order and timing of such transactions which, as stated above, will be determined by the Dillon Nominees, if elected, consistent with their fiduciary duties. The Dillon Nominees intend to seek any such approvals necessary in order to carry out such transactions, but will not submit any such transactions to a stockholder vote unless then required under Delaware law. If any vote is taken, DI and its affiliates intend to vote any shares of Common Stock owned by them in favor of such actions.

Federal Income Tax Consequences

          DI does not have sufficient financial information to determine the exact federal income tax consequences of its planned strategy upon the Issuer and its stockholders. In general, DI believes that the Distribution and the Real Estate Sales will be taxable events to the Issuer causing the Issuer to recognize gains or losses on its holdings of Fidelity shares and real estate assets upon their distribution or sale, respectively. DI believes that the Issuer has net operating losses available which may be carried forward to offset gains in this respect. In addition, DI believes that the distribution to a stockholder of Fidelity shares at any time and the distribution to a stockholder of cash upon complete liquidation of the Issuer will each be treated as a return of such stockholder's basis in the shares of Common Stock to the extent of such stockholder's basis, and a capital gain to the extent that such distribution exceeds the stockholder's basis, in the shares of Common Stock.